FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 1, 2010, and entitled “Orbotech Announces Third Quarter 2010 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2010.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month and Three Month Periods ended September 30, 2010.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Nine Month and Three Month Periods ended September 30, 2010.

5.	Press release issued by GE on, and dated, November 1, 2010, and entitled “GE Healthcare to Acquire Orbotech Medical Solutions Business”.

*        *        *         *        *        *

Orbotech Ltd. (the “Company”) disclosed that on October 31, 2010, the Company entered into an agreement (the “Purchase Agreement”) with General Electric Company (“GE”) pursuant to which a subsidiary of GE will acquire the assets of Orbotech Medical Systems Ltd. (“OMS”), a wholly-owned subsidiary of the Company, for approximately U.S. $9 million in cash at closing, and up to an additional U.S. $5 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close during the first quarter of 2011. For more information about this transaction, see the press release issued by GE dated November 1, 2010, which is attached as an exhibit to this Form 6-K and incorporated by reference herein.

The Purchase Agreement also provides for the settlement of the Company’s outstanding litigation with GE as described in the Company’s Annual Report on Form 20F for the year ended December 31, 2009, and its subsequent SEC filings. If closing occurs, the parties will release each other from all claims, including with respect to the claims made in the litigation and agree to dismiss such litigation with prejudice. Until the closing of the transaction or the earlier termination of the Purchase Agreement, the parties have agreed, subject to compliance by OMS with certain obligations as set forth in the Purchase Agreement, to stay the litigation and not initiate any new proceedings relating to the subject matter of the litigation. The parties have agreed to file a joint application to the court in this regard. In the event the court denies this request, the parties have agreed to alternative procedures which will have substantially the same effect.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of the Company previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2010 RESULTS

YAVNE, ISRAEL — November 1, 2010 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2010.

Revenues for the third quarter of 2010 totaled $158.1 million, compared to $145.8 million recorded in the second quarter of 2010 and $91.8 million in the third quarter a year ago. GAAP (U. S. generally accepted accounting principles) net income for the third quarter of 2010 was $16.1 million, or $0.45 per share (diluted), compared to GAAP net income of $12.4 million, or $0.35 per share (diluted) for the second quarter of 2010 and a GAAP net loss of $5.5 million, or $0.16 per share, in the third quarter of 2009.

Revenues for the first nine months of 2010 totaled $405.0 million, compared to $275.3 million recorded during the corresponding period in 2009. GAAP net income for the first nine months of 2010 was $30.2 million, or $0.84 per share (diluted), compared to a GAAP net loss of $14.6 million, or $0.42 per share in the first nine months of 2009.

Non-GAAP net income for the third quarter of 2010 was $22.9 million, or $0.64 per share (diluted), compared to non-GAAP net income of $2.3 million, or $0.06 per share (diluted), in the third quarter of 2009. Non-GAAP net income for the first nine months of 2010 was $48.4 million, or $1.35 per share (diluted), compared to non-GAAP net income of $4.7 million, or $0.13 per share (diluted), in the first nine months of 2009.

The Company’s GAAP results for the third quarter of 2010 included an impairment charge of $1.5 million (net of taxes) relating to a write-down of the remaining goodwill and intellectual property of Orbotech Medical Denmark A/S. This item is explained in more detail in the description of the non-GAAP adjustments in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “We are very pleased with the Company’s results for the quarter, posting a second consecutive quarter of record revenues, with strong positive cash flow and net income. The introduction during the quarter of new and innovative products to both our PCB and FPD manufacturing customers is the result of our consistent investments in research and development, with which we will continue to press forward. As we approach 2011, we are encouraged by the current healthy PCB and FPD business environments combined with our strong product portfolio and industry leadership position.”

On October 31, 2010, the Company entered into an agreement (the “Purchase Agreement”) with General Electric Company (NYSE:GE) pursuant to which a subsidiary of GE will acquire the assets of Orbotech Medical Systems Ltd. (“OMS”), a wholly-owned subsidiary of the Company, which develops and manufactures solid state gamma radiation detector modules composed of Cadmium Zinc Telluride (CZT), for imaging applications, for approximately U.S. $9 million in cash at closing and up to an additional U.S. $5 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close during the first quarter of 2011. Because of the Purchase Agreement, OMS results have been presented in the financial information disclosed herein as a discontinued operation. Results from continuing operations have been adjusted to exclude results from OMS in all periods. In addition, the sale of OMS is not expected to impact the Company’s cash flow from operating activities in any material respect.

1

The Purchase Agreement also provides for the settlement of the Company’s outstanding litigation with GE as described in the Company’s Annual Report on Form 20F for the year ended December 31, 2009, and its subsequent SEC filings. If closing occurs, the parties will release each other from all claims, including with respect to the claims made in the litigation and agree to dismiss such litigation with prejudice. Until the closing of the transaction or the earlier termination of the Purchase Agreement, the parties have agreed, subject to compliance by OMS with certain obligations as set forth in the Purchase Agreement, to stay the litigation and not initiate any new proceedings relating to the subject matter of the litigation. The parties have agreed to file a joint application to the court in this regard. In the event the court denies this request, the parties have agreed to alternative procedures which will have substantially the same effect.

In the printed circuit board (“PCB”) industry, continuing strong demand for sophisticated consumer electronic devices, primarily smart phones and other hand held devices, has led to a shortage in high-end PCBs. This has resulted in better-than-expected orders in the third quarter for the Company’s PCB inspection and production solutions. As previously announced, at the TPCA trade show in Taiwan, the Company introduced its latest solutions for the PCB manufacturing industry, including the new Fusion Series Automated Optical Inspection (“AOI”) system and the Sprint-100 inkjet legend printer and a broad range of new models for its PCB product lines.

In the flat panel display (“FPD”) industry, while certain leading manufacturers have initiated a temporary leveling-off in existing plant utilization rates, investments in new plants continued through the third quarter, especially in China, and the Company saw continued booking of new equipment orders from countries across the Asia Pacific region in the third quarter. The strong third quarter revenues in this part of the Company’s business resulted from the expedited deliveries of FPD products for both new and existing fabrication plants. During the third quarter, the Company also introduced and made initial deliveries of its high performance EVision AOI inspection system for Generation 7.5 to Generation 8.5 substrates.

As a result of these recent industry trends, the Company is today announcing that it is updating its revenue guidance for the full year of 2010 from a range of $500 - $510 million to approximately $525 million.

Sales of equipment to the PCB industry were $42.4 million in the third quarter of 2010, compared to $41.4 million in the second quarter of 2010, and $20.3 million in the third quarter of 2009. Sales of equipment to the FPD industry were $80.5 million, compared to $72.5 million in the second quarter of 2010, and $37.6 million in the third quarter of last year. Sales of character recognition products were $2.1 million in the third quarter of 2010, compared to $1.6 million in the second quarter of 2010, and $2.4 million recorded in the third quarter of 2009. Sales of medical imaging equipment were $1.6 million in the third quarter of 2010, compared to $0.7 million in the second quarter of 2010, and $3.6 million in the third quarter of 2009. In addition, service revenue for the third quarter of 2010 was $31.5 million, compared to $29.7 million in the second quarter of 2009, and $27.9 million in the third quarter of 2009

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $176.3 million and debt of $136 million, compared with cash, cash equivalents and marketable securities of approximately $162.7 million and debt of $144 million at the end of the second quarter of 2010.

2

An earnings conference call for the Company’s third quarter 2010 results is scheduled for Monday, November 1, 2010, at 9:00 a.m. EST. The dial-in number for the conference call is 212-287-1850, and a replay will be available on telephone number 203-369-2039 until November 15, 2010. The pass code is Q3. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for use, among other things, in web-based, location-independent data entry for check and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities in Israel. The Company’s extensive network of marketing, sales and customer support teams, located in over 35 offices throughout North America, Europe, the Pacific Rim, China and Japan, delivers its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including the possibility that the transaction with GE will not close within the timeframe anticipated, or at all, and that the litigation with GE referred to above will not be stayed or dismissed, cyclicality in the industries in which the Company operates, the Company’s production capacity, product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

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Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; and/or (iii) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of the PDI acquisition in 2008. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

4

The effects of amortization of intangible assets have also been excluded from the non-GAAP net income measure. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2009.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

5

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2010

	September 30 2010	December 31 2009
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	173,775	167,124
Accounts receivable:
Trade	183,430	149,059
Other	32,473	27,683
Deferred income taxes	3,906	4,384
Inventories	119,305	98,874

Total current assets	512,889	447,124

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	2,552	9,969
Funds in respect of employee rights upon retirement	12,220	11,266
Deferred income taxes	10,635	10,164
Other long-term investment	29	29

	25,436	31,428

PROPERTY, PLANT AND EQUIPMENT, net	23,691	27,452

GOODWILL	12,034	12,774

OTHER INTANGIBLE ASSETS, net	69,939	81,516

ASSETS OF DISCONTINUED OPERATION	5,991	5,468

	649,980	605,762

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	48,492	26,934
Other	56,010	50,302
Deferred income	22,837	17,336

Total current liabilities	159,339	126,572
LONG-TERM LIABILITIES:
Long-term bank loan	104,000	128,000
Liability for employee rights upon retirement	27,444	24,950
Deferred income tax	2,452	2,010
Other tax liabilities	11,499	10,079

Total long-term liabilities	145,395	165,039
LIABILITIES OF DISCONTINUED OPERATION	1,556	1,638

Total liabilities	306,290	293,249

EQUITY:
Share capital	1,752	1,746
Additional paid-in capital	173,065	169,748
Retained earnings	222,823	192,664
Accumulated other comprehensive income	1,684	3,817

	399,324	367,975
Less—treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	342,132	310,783
Non-controlling interest	1,558	1,730

Total equity	343,690	312,513

	649,980	605,762

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2010

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2010	2009	2010	2009	2009
	U.S. dollars in thousands (except per share data)
REVENUES	405,003	275,259	158,083	91,817	373,850
COST OF REVENUES	236,087	171,256	91,769	58,504	231,740

GROSS PROFIT	168,916	104,003	66,314	33,313	142,110
RESEARCH AND DEVELOPMENT COSTS—net	59,082	48,603	20,842	15,782	66,240
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	51,212	47,404	18,227	15,967	65,037
AMORTIZATION OF INTANGIBLE ASSETS	10,745	15,135	3,544	5,053	20,187
IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	698	(3,300)	698		(3,300)
IMPAIRMENT OF OTHER INTANGIBLE ASSETS	767		767

OPERATING INCOME (LOSS)	46,412	(3,839)	22,236	(3,489)	(6,054)
FINANCIAL EXPENSES—net	(6,000)	(10,427)	(1,524)	(1,464)	(11,065)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	40,412	(14,266)	20,712	(4,953)	(17,119)
INCOME TAX EXPENSE (BENEFIT)	7,755	(2,228)	3,822	(682)	(411)

NET INCOME ( LOSS) FROM CONTINUING OPERATIONS	32,657	(12,038)	16,890	(4,271)	(16,708)
LOSS FROM DISCONTINUED OPERATION, NET OF TAX	(2,480)	(2,423)	(688)	(1,152)	(3,048)

NET INCOME (LOSS)	30,177	(14,461)	16,202	(5,423)	(19,756)
NET INCOME ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(18)	(113)	(53)	(80)	(168)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	30,159	(14,574)	16,149	(5,503)	(19,924)

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME ( LOSS) FROM CONTINUING OPERATIONS	32,639	(12,151)	16,837	(4,351)	(16,876)
LOSS FROM DISCONTINUED OPERATION, NET OF TAX	(2,480)	(2,423)	(688)	(1,152)	(3,048)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	30,159	(14,574)	16,149	(5,503)	(19,924)

EARNINGS (LOSS) PER SHARE:
INCOME (LOSS) FROM CONTINUING OPERATIONS
BASIC	$0.94	$(0.35)	$0.48	$(0.13)	$(0.49)

DILUTED	$0.91	$(0.35)	$0.47	$(0.13)	$(0.49)

NET INCOME (LOSS)
BASIC	$0.86	$(0.42)	$0.46	$(0.16)	$(0.58)

DILUTED	$0.84	$(0.42)	$0.45	$(0.16)	$(0.58)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
BASIC	34,877	34,548	34,924	34,660	34,501

DILUTED	35,743	34,548	35,810	34,660	34,501

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2010

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2010	2009	2010	2009	2009
	U.S. dollars in thousands (except per share data)
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	30,159	(14,574)	16,149	(5,503)	(19,924)

Non-operating income (expenses):
Financial expenses—net	(6,000)	(10,427)	(1,524)	(1,464)	(11,065)
Income tax benefit (expense)	(7,755)	2,228	(3,822)	682	411
Net income attributable to the non-controlling interest	(18)	(113)	(53)	(80)	(168)
Loss from discontinued operation (1)	(2,480)	(2,423)	(688)	(1,152)	(3,048)

	(16,253)	(10,735)	(6,087)	(2,014)	(13,870)

Reported operating income (loss) on GAAP basis	46,412	(3,839)	22,236	(3,489)	(6,054)
Equity based compensation expenses	3,575	4,984	1,011	1,592	6,445
Amortization of intangibles assets	10,745	15,135	3,544	5,053	20,187
Impairment (adjustment of impairment) of goodwill (2)	698	(3,300)	698		(3,300)
Impairment of other intangible assets (3)	767		767

Non-GAAP operating income	62,197	12,980	28,256	3,156	17,278
Non-operating expenses	(16,253)	(10,735)	(6,087)	(2,014)	(13,870)
Loss from discontinued operation (1)	2,480	2,423	688	1,152	3,048

Non-GAAP net income from continuing operations	48,424	4,668	22,857	2,294	6,456

Non-GAAP earnings per diluted share	$1.35	$0.13	$0.64	$0.06	$0.18

Shares used in earnings per diluted share calculation-in thousands	35,743	34,710	35,810	35,537	35,076

(1)	The Company entered into an agreement with General Electric Company (“GE”) pursuant to which a subsidiary of GE will acquire the assets of Orbotech Medical Solutions Ltd. (“OMS”). As a result, all the activity related to OMS is recorded as losses from discontinued operation.
(2)	The impairment of goodwill of $0.7 million recorded in September 2010 represents a write-down of the remaining goodwill associated with Orbotech Medical Denmark A/S (“OMD”); and the adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.
(3)	The impairment of other intangible assets of $0.8 million recorded in September 2010 represents a write-down of the remaining intellectual property of OMD.

Press Release

GE Healthcare to Acquire Orbotech Medical Solutions Business

•	GE Healthcare to begin manufacturing CZT detectors for use in Nuclear Medicine scanners
•	Builds greater capacity to better serve the needs of more customers

WAUKESHA, WI, November 1, 2010—GE Healthcare, a unit of General Electric Company (NYSE: GE), announced that it has entered into an agreement to acquire the assets of Orbotech Medical Solutions Ltd. (OMS), a subsidiary of Orbotech Ltd. (Orbotech), and a manufacturer of cadmium zinc telluride (CZT) detectors used in GE Healthcare’s innovative Alcyone nuclear medicine technology. Under this agreement, GE Healthcare will pay U.S. $9 million in cash at closing for the assets of OMS, and up to an additional U.S. $5 million in cash, subject to the achievement of certain agreed performance-based milestones.

“We believe the future of nuclear medicine lies in the further development of CZT used in our Alcyone technology,” said Nathan Hermony, general manager Nuclear Medicine for GE Healthcare. “Through this acquisition, we will expand our investment in CZT technology to benefit our molecular imaging customers, bringing new nuclear medicine technologies to healthcare professionals worldwide.”

Representing a significant development in nuclear medicine technology, Alcyone technology is a nuclear cardiology platform that combines cadmium zinc telluride (CZT) detectors, focused pin-hole collimation, 3D reconstruction, and stationary data acquisition to reduce acquisition time and dose and improve overall image quality and workflow. Available in SPECT (Discovery NM 530c) and SPECT/CT (Discovery NM/CT 570c) configurations, Alcyone technology enables views of cardiac anatomy and functionality with greater clarity and speed, resulting in scan times as short as three minutes or up to a four- fold reduction in dose. Alcyone technology helps clinicians provide patients with faster and more comfortable examinations and improve clinician confidence. Furthermore, unlike conventional nuclear imaging, with Alcyone’s focused pinhole collimation, all views are acquired simultaneously during a fully stationary SPECT acquisition, eliminating equipment movement during the scan and reducing the risk of motion artifacts.

Hermony added, “Alcyone technology opens the doors for developments of new applications such as dynamic acquisition for measuring blood flow and multiple isotopes to improve specificity of the nuclear cardiology examination.”

Commenting on the transaction, Rani Cohen, President and Chief Executive Officer of Orbotech, said, “We believe that a company such as GE will now be very well placed to pursue, and bring to successful commercialization, the cutting edge CZT technology developed by OMS for use in nuclear medicine imaging applications.”

The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close by the first quarter of 2011.

About Orbotech

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and OMS, is engaged in the research and development, manufacture and sale of specialized products

Press Release/Orbotech 2010

for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our broad expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, drug discovery, biopharmaceutical manufacturing technologies, performance improvement and performance solutions services help our customers to deliver better care to more people around the world at a lower cost. In addition, we partner with healthcare leaders, striving to leverage the global policy change necessary to implement a successful shift to sustainable healthcare systems.

Our “healthymagination” vision for the future invites the world to join us on our journey as we continuously develop innovations focused on reducing costs, increasing access and improving quality and efficiency around the world. Headquartered in the United Kingdom, GE Healthcare is a $16 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 46,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

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Rebecca Hayne

GE Healthcare

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rebecca.hayne@ge.com

Press Release/Orbotech 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and Chief Financial Officer

Date: November 2, 2010